Exhibit 99.1

Gold Sino Assets Limited to Invest $50 Million into Gogoro to Continue Expanding its Leadership in Smart Urban Mobility
With more than 400,000 daily battery swaps and more than 570 million total battery swaps since it launched in 2015, Gogoro has been recognized as a global leader in two-wheel battery swapping.

TAIPEI, TAIWAN, JUNE 3, 2024 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery-swapping ecosystems that enable sustainable mobility solutions for cities, today announced an agreement for $50 million investment from Gold Sino Assets Limited (“Gold Sino”) to continue its leadership in urban battery swapping ecosystems and smart mobility innovation to accelerate the shift to sustainable urban transportation.

“With the success of its revolutionary battery swapping ecosystem, Gogoro continues to lead the two-wheel transformation that is shaping cities of the future to be smart, sustainable and accessible. Gogoro is delivering on its vision,” said Dr. Samuel Yin of Gold Sino and the chairman of Ruentex Group. “As Gogoro continues growing its lead in Taiwan and in its expansion markets, it is important that it continues to have the resources and flexibility to operate efficiently and continue to deliver cutting-edge innovation, unparalleled customer experience and great value to customers.”

TRANSACTION DETAILS
The share and warrant purchase agreement with Gold Sino, Gogoro’s largest shareholder, pursuant to which it will issue to Gold Sino (i) 32,516,095 ordinary shares of Gogoro, par value US$0.0001 per share, for an aggregate purchase price of US$50,000,000, reflecting a per share purchase price of approximately US$1.5377 and (ii) a warrant to purchase 10,838,698 ordinary shares of Gogoro with an exercise price of US$1.6915 per share (subject to certain adjustments as set forth therein). The closing of the transactions is expected to occur within the next few days. The funding will be used to continue Gogoro’s growth and development in Taiwan and international expansion markets.
“Our partnership with Dr. Yin, Gold Sino and Ruentex Group goes back to Gogoro’s founding. Dr. Yin has been our greatest advocate and shares a strong vision for how smart mobility and clean energy can create healthier and more vibrant cities,” said Horace Luke, founder and CEO of Gogoro. “This investment is a strong testament to Gogoro’s business model and vision for growing our business globally.”
ABOUT GOGORO
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fast Company as “Asia-Pacific’s Most

Exhibit 99.1
Innovative Company of 2024”; Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.
Forward Looking Statements
This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential closing of issuance and sale of ordinary shares and warrant to Gold Sino Assets Limited, the timing of such closing, the potential use of the proceeds, and the growth prospects of Gogoro. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Gogoro’s control, which may cause Gogoro’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any such information, except as required by law.
Gogoro Investor Contact:
ir@gogoro.com

Gogoro Media contact:
Jason Gordon
+1 206 778 7245
jason.gordon@gogoro.com